Exhibit 11

THE PROGRESSIVE CORPORATION

COMPUTATION OF EARNINGS PER SHARE

(millions - except per share amounts)

	2009		2008		2007
Years Ended December 31,	Amount	Per Share	Amount	Per Share	Amount	Per Share
Basic:
Net income (loss)	$1,057.5	$1.59	$(70.0)	$(.10)	$1,182.5	$1.66

Average shares outstanding	666.8		668.0		710.4

Diluted:
Net income (loss)[1]	$1,057.5	$1.57	$(70.0)	$(.10)	$1,182.5	$1.65

Average shares outstanding	666.8		668.0		710.4
Net effect of dilutive stock-based compensation	5.4		5.9		8.1

Total	672.2		673.9		718.5

[1]	For 2008, amount represents basic earnings per share since diluted earnings per share was antidilutive due to the net loss for the year.